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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*


                       RICHTON INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   765516109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Mr. Cornelius F. Griffin
                        Richton International Corporation
                           767 Fifth Avenue, 6th Floor
                   New York, NY 10153 Telephone (212)751-1445

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 24, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 765516109                          13D/A


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Fred R. Sullivan
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER       1,643,197
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER        -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  1,643,197
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,643,197

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       48.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Amendment No. 14 to Schedule 13D (the "Amendment") relates to the shares of Common Stock (the "Common Stock") of Richton International Corporation (the "Company"). The Company's principal executive office is located at 767 Fifth Avenue, New York, NY 10153.


Item 2. Identity and Background.

This Amendment is filed by Fred R. Sullivan (the "Reporting Person"). The business address for the Reporting Person is 767 Fifth Avenue, New York, NY 10153. The Reporting Person is a citizen of the United States and is Chairman of the Board and Chief Executive Officer of the Company. The information previously set forth under "Item 2. Identity and Background" in Amendment No. 1 and 2 to the Reporting Person's Schedule 13D filed previously is not amended in any respect.


Item 3. Source and Amount of Funds or Other Consideration.


IDER TO FORM 13-D


Item 3.   Source and Amount of Funds or Other Consideration
          This amendment relates to the exercise by FRS Capital Company, LLC, a Delaware limited liability company (the "LLC"), of a warrant to acquire 236,250 shares of common stock of the Company (the "Warrant"). The Reporting Person is the owner of five percent (5%) of the membership interests in the LLC (which represent all of the voting interests) and Fred A. Sullivan, the son of the Reporting Person, is the owner of 95% of the membership interests (non-voting) in the LLC. The Warrant was exercisable at a price per share of $1.375, resulting in a total exercise price of $324,843.75. Each of the Reporting Person and Fred A. Sullivan contributed to the LLC, from their respective personal funds, the pro-rata amounts necessary to enable the LLC to exercise the Warrant. The amount contributed by the Reporting Person was $16,242.19 and $308,601.56 was contributed by Fred A. Sullivan.


The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the Securities of the Company, other than outstanding options (the"Options") to acquire 60,000 shares of Common Stock and Resticted Stock Grants covering 20,000 shares dated December 1, 1998 and 20,000 shares dated August 9, 1999 (the "Restricted Grants").

Item 4. Purpose of Transaction.

The purpose of the transaction was to exercise the Warrant. Except as set forth below, the Reporting Person has no present plans or proposals as a shareholder which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (other than pursuant to the Restricted Grants or exercise of the Options and the warrants referred to below) ; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company and in such capacities, he will take such actions as he believes are in the best interests of the Company and all of its stockholders.


Item 5. Interest in Securities of the Issuer.

The Reporting Person may be deemed to own beneficially in the aggregate 1,643,197 shares (the "Shares") of Common Stock inclusive of (i) 40,000 shares representing the Resticted Grants (of which 13,334 are now free of restriction and 26,666 remain subject to restriction) (ii) 1,139,274 shares of Common Stock (inclusive of the 236,250 shares aquired pursuant to the Warrant reported herein) and warrants to acquire an aggregate of 100,000 shares of Common Stock owned by the LLC and which may be deemed to be owned beneficially by the Reporting Person by virtue of his investment and voting control with respect to such shares and warrants (the "FRS Securities"), (iii) the Options (iv) 208,923 shares of Common Stock (the "Trust Shares")owned by the Franc M. Ricciardi Residuary Trust (the "Trust"), of which Mr. Sullivan is the sole trustee, and
(v) 95,000 shares of Common Stock owned directly by the Reporting Person. Based on the 3,018,000 shares of Common Stock outstanding as reflected on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000 and after giving effect to the shares of Common Stock issuable upon exercise of the Options and warrants, the 1,643,197 shares of Common Stock owned beneficially by the Reporting Person constitute 48.1% of the shares of Common Stock outstanding. The Reporting Person disclaims any and all pecuniary interest in the FRS Securities and the Trust Shares. The Reporting Person has the sole power to vote and direct the vote and to dispose and direct the disposition of the Shares. The Shares do not include 407,000 shares owned by Fred A. Sullivan, the Reporting Person's son and 27,000 shares owned by the Reporting Person's wife, as to each of which the Reporting Person disclaims any beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than as set forth herein.

Item  7. Material to be filed as Exhibits

     None

Signatures

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2000


                                             /s/Fred R. Sullivan
                                             ---------------------
                                                Fred R. Sullivan